

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 3, 2016

<u>Via E-mail</u>
Ben Silbert, Esq.
General Counsel and Secretary
Avista Healthcare Public Acquisition Corp.
65 East 55th Street
18th Floor
New York, NY 10022

>   **Re: Avista Healthcare Public Acquisition Corp.**
>   **Amendment No. 1 to**
>   **Draft Registration Statement on Form S-1**
>   **Submitted February 5, 2016**
>   **CIK No. 000166118**

Dear Mr. Silbert:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Summary, page 1</u>

<u>General, page 1</u>

1.   We note your response to comment 5 of our letter dated January 15, 2016. Please revise to provide more detailed disclosure regarding any adverse experiences of previous Avista funds as applicable.

Management, page 118

Conflicts of Interest, page 123

2.   We note your response to comment 6 of our letter dated January 15, 2016. We note that you have nine other funds that may compete with you for acquisition opportunities. Please specifically identify these entities or advise. Please also clarify whether any of these other entities are currently raising funds or actively seeking acquisitions.

        You may contact William Demarest at (202)551-3432 or Jaime John, Accounting Branch Chief, at (202)551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

                                                Sincerely,

                                                /s/ Tom Kluck

                                                Tom Kluck
                                                Legal Branch Chief
                                                Office of Real Estate and
                                                Commodities

cc: Jennifer A. Bensch, Esq. (*via e-mail*)